Exhibit B of Exhibit T3E

Best Interests Test

     Pursuant to section 1129(a)(7) of the Bankruptcy Code (the so-called "Best Interests Test"), to confirm the Plan, the Bankruptcy Court must determine that each non-accepting Holder of an Impaired Claim or Impaired Interest will receive or retain property with a value, as of the Effective Date of the Plan, at least equal to the amount that such Holder would receive or retain on account of such Claim or Interest if the Debtor and its subsidiaries were liquidated under chapter 7 of the Bankruptcy Code. Accordingly, the Debtor has prepared the chapter 7 liquidation analysis set forth below. The comparison of recoveries for Impaired Classes indicates that recoveries under the Plan are equal to or better than those in a liquidation under chapter 7, therefore satisfying the Best Interests Test. See "-- Chapter 7 Liquidation Analysis" below.

Chapter 7 Liquidation Analysis

     As indicated above, the Debtor believes that under the Plan, Holders of Impaired Claims and Impaired Interests will receive property with a value equal to or in excess of the value such Holder would receive in a liquidation of the Debtor under chapter 7 of the Bankruptcy Code.

     To estimate the likely returns to Holders of Claims and Interests in a chapter 7 liquidation, the Debtor determined the amount of liquidation proceeds that might be available for distribution and the allocation of such proceeds among the Classes of Claims and Interests based on their relative priority. In order to estimate the liquidation proceeds, as discussed under "--Liquidation Value of Debtor and Comparative Analysis of Estimated Distributions - Nature and Timing of the Liquidation Process" below, the Debtor assumed that the Reeves Industries, Inc. ("RII") case was converted to chapter 7, and, because the Debtor is a holding company, that its chapter 7 case would result in the filing of a bankruptcy case by its operating subsidiary, Reeves Brothers, Inc. ("RBI") which would simultaneously liquidate either under chapter 11 or under chapter 7. The Debtor assumed disposition of the RBI businesses and other assets in multiple transactions, rather than disposition of the Company as an entirety or a piecemeal liquidation of the RBI operating assets, and windup of its affairs, over a 12 month period ending December 31, 1998. If the Debtor's case were converted to chapter 7, RBI would lose the support of its employees, customers, and suppliers and accordingly would be unable to operate over an extended period of time. The analysis therefore assumed that each business would be sold as a going concern within six months, which the Debtor believes would result in greater proceeds than a straight liquidation of such assets. There can be no assurance, however, that all or any of the businesses can be sold as going concerns. See "--Liquidation Value of Debtor and Comparative Analysis of Estimated Distributions - Estimated Liquidation Proceeds" and "-- Liquidation Value of Debtor and Comparative Analysis of Estimated Distributions - Nature and Timing of the Liquidation Process".

     The relative priority of distribution of liquidation proceeds with respect to any Claim or Interest depends on (1) its status as secured, priority unsecured or nonpriority unsecured and (2) its relative subordination (including contractual
subordination).   It is assumed that the secured revolving credit
loan to RBI provided by General Electric Capital Corporation ("GECC") would be converted to a Debtor-in-Possession ("DIP") loan. It is also assumed that the bankruptcy court would enter an order granting the financing super priority status, and affirming the validity of liens and guarantees.

     In general, as to each entity, liquidation proceeds would be allocated in the following priority: (1) first, to the Claims of secured creditors to the extent of the value of their collateral;
(2) second, to the costs, fees, and expenses of the liquidation, as well as other administrative expenses of the applicable Debtor's chapter 7 case, including tax liabilities: (3) third, to the unpaid Administrative Claims of the particular chapter 11 case; (4) fourth, to Priority Tax Claims and other Claims entitled to priority in payment under the Bankruptcy Code; and
(5) fifth, to unsecured claims. The Debtor's liquidation costs in each chapter 7 case would include the compensation of a bankruptcy trustee, as well as compensation of counsel and of other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the operation of the Debtor during the pendency of the chapter 7 cases and all unpaid Administrative Claims incurred by the Debtor during the chapter 11 case (if commenced) that are allowed in the chapter 7 case. The liquidation itself might trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate or, in the case of taxes, make it likely that the Internal Revenue Service would assert all of its claims as Priority Tax Claims rather than assessing them in due course as is expected to occur under chapter 11 cases. These Priority Claims would be paid in full out of the net liquidation proceeds, after payment of secured Claims, chapter 7 costs of administration and other Administrative Claims, before the balance would be made available to pay unsecured Claims or to make any distribution in respect of Interests.

     The general unsecured claims of RII, the 11% Senior Notes due 2002, and the 13-3/4% Subordinated Debentures due 2001 represent obligations of RII. Holders of these claims would receive no distribution from the liquidation of RBI assets including its divisions and subsidiaries until RBI creditors were satisfied in full.

     As set forth in the following table, management estimates that gross liquidation proceeds from the sale or other disposition of RBI and RII assets would aggregate approximately $137.0 million. Based upon the priorities outlined above, management believes that approximately $49.5 million would remain after satisfaction of the Secured Claim held by GECC, cost of administration, any priority tax claims, and non-priority unsecured claims against RBI.

     The Debtor is issuing new securities with a blended interest rate of approximately 12% and a face value of approximately $149 million. The Company believes that the value of the new securities substantially exceeds the $49.5 million that would be available to creditors of the Debtor on a liquidation. In addition, under the Plan, existing holders of interests will receive stock equal to 75% of the Reorganized Debtor's parent company. Under a liquidation, shareholders would receive no distribution.

     The following chapter 7 liquidation analysis is provided solely to discuss the potential results of a hypothetical chapter 7 liquidation of the Debtor and is subject to the assumptions set forth herein. The chapter 7 liquidation analysis has not been independently audited or verified.

Liquidation Value of the Debtor and Comparative Analysis of
Estimated Distributions

     The following table details the computation of the Debtor's liquidation value and sets forth a comparison of the estimated distributions to Holders of Impaired Claims and Impaired Interests under the Plan and the estimated recoveries of such Holders in a chapter 7 liquidation of the Debtor, for purposes of demonstrating that the Plan satisfies the requirements of the Best Interests Test under section 1129(a)(7) of the Bankruptcy Code. This analysis is based upon a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtor. Accordingly, while the analyses that follow are necessarily presented with numerical specificity, there can be no assurance that the values assumed would be realized if the Debtor were in fact liquidated. Actual liquidation proceeds could be materially lower or higher than the amounts set forth below; no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation of the Debtor. The liquidation valuations have been prepared solely for purposes of estimating proceeds available in a chapter 7 liquidation of the Debtor's estate and do not represent values that may be appropriate for any other purpose. Nothing contained in these valuations is intended or may constitute a concession or admission of the Debtor for any other purpose.

     In addition to the specific assumptions described in the footnotes to the table below, the following general assumptions were used in formulating the liquidation analysis:

     Estimated Liquidation Proceeds

     All operating divisions of RBI, with the exception of the Apparel Textile Group ("ATG"), are assumed to be sold as going concerns, with the buyers thereof purchasing all related operating assets and assuming all related working capital liabilities. The business operations of the ATG division were terminated in August 1997 and a liquidation of its assets was commenced at that time. It is believed that the sale of the RBI operating businesses on a going concern basis would result in greater proceeds to the Debtor than a straight liquidation sale of the associated assets of the operating businesses.

     The Debtor did not solicit inquiries with respect to an acquisition of the operating businesses of RBI or any of their business assets, and it did not engage an investment banker to perform formal valuation analyses of the businesses. The following information and factors, not listed in order of importance, were among the factors considered by the Debtor in estimating the proceeds which might be received from the liquidation sales:

          (a)  The historical financial statements,
               relevant historical operating
               information and projected financial and
               operating performance.

          (b) The results of prior efforts to sell the divisions including:

               o    The perceived attractiveness of
                    each of the operating divisions to
                    potential buyers.

               o    The limited number of potential
                    buyers who expressed serious
                    interest.

               o    Prior purchase offers received by
                    the Company from potential buyers.

          (c) The potential impact of a chapter 7 case upon the RBI operating businesses as well as potential buyers' pricing strategies.

          (d)  The relative timing of the potential
               sales of the RBI operating divisions.

          (e)  Analysis of the liabilities and
               obligations of the RBI operating
               divisions.

     In estimating the liquidation proceeds and applying the foregoing factors and considerations to make such estimate, both the general economic environment as well as current condition of the Debtor's businesses were considered.

     Impact on the Debtor's Operations of the Conversion to a Chapter 7 Liquidation

     Management believes that the announcement of a conversion to a chapter 7 liquidation and marketing of the businesses would significantly impair the Debtor's operating subsidiary's ability to maintain adequate working capital and would adversely affect the morale of the Debtor's operating subsidiary's management and employees. In addition, a chapter 7 liquidation would have a severe impact on the Debtor's operating subsidiary's ability to procure new work and to service existing projects as customers became aware of the operating subsidiary's potential inability to continue as a going concern. Accordingly, expenses were increased to incorporate incentives to retain key personnel, the businesses were assumed sold on an accelerated time frame, and the potential realizable values were discounted to reflect the urgency and possible deterioration in operations.

     Nature and Timing of the Liquidation Process

     Under section 704 of the Bankruptcy Code, a chapter 7 trustee must, among other duties, collect and convert the property of the debtor's estate to cash and close the estate as expeditiously as is compatible with the best interests of the parties in interest. As noted above, the Debtor has assumed that the Chapter 7 trustee would be authorized to operate RBI's businesses so as to sell them as going concerns. Solely for purposes of preparing this liquidation analysis, it is assumed that RII would file a Chapter 11 petition on November 21, 1997 (the "filing date") but would be unable to confirm the Plan filed concurrently therewith. As a consequence, for purposes of the Best Interests Test, it is assumed that RBI and RII would be liquidated in a chapter 7 and RBI would be liquidated under either Chapter 11 or Chapter 7 beginning on December 31, 1997. Said liquidations would be limited to the bankruptcy estates; the liquidation analysis does not contemplate the consummation of a merger or any other business combination. RBI's operating divisions and other material individual assets are assumed to be sold within six months following the conversion of the case and the liquidation is completed by December 31, 1998. Management believes that is it unlikely that the actual sale periods would be shorter than those assumed, and there can be no assurance that the actual sale periods would not be longer than those assumed. Management believes that if the sale periods for the RBI's operating divisions were longer, the sale proceeds would be significantly diminished due to continuing deterioration in the operations and liquidity constraints.

     Certain Tax Matters

     Management believes that it is unlikely that any taxable gains would be triggered through a liquidation of the Debtor's assets. Based on the projected level of liquidation proceeds, the liquidation would result in a net tax gain to the estate. However, this taxable gain from the liquidation of the Debtor's assets would be reduced to zero by the Debtor's Net Operating Loss carryforward. In addition, it is assumed that real estate, and similar non income-tax obligations would be discharged by the purchaser of the related assets.

     Additional Liabilities and Reserves

     The Debtor believes that in addition to the expenses that would be incurred in a chapter 11 reorganization, there would be certain actual and contingent liabilities and expenses for which provision would be required in a chapter 7 liquidation before distributions could be made to creditors, including: (a) liabilities that are not dischargeable pursuant to the Bankruptcy Code; (b) Administrative Claims including the fees of a trustee, counsel and other professionals (including financial advisors and accountants) and other liabilities (including retirement, vacation pay, and other employee-related administrative costs and liabilities) that would be funded from continuing operations if the Debtor were reorganized as a going concern; (c) certain administrative costs; and (d) liabilities arising from drawdowns of certain of the Debtor's and RBI's existing letters of credit. Management believes that there is significant uncertainty as to the reliability of the Debtor's estimates of the amounts related to the foregoing that have been assumed in the liquidation analysis.

     Distributions; Absolute Priority

     Under a chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors. The following analysis assumes the application of the rule of absolute priority of distributions with respect to the remaining proceeds of the Debtor. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full. To the extent that proceeds remain after satisfaction of all secured claims, the proceeds would first be distributed to the Holders of Administrative Claims and Priority Claims and then to the Unsecured Claims. Based on the liquidation assumptions of the Debtor's management, the proceeds generated from the liquidation of the Debtor's assets would not be sufficient to pay in full the Holders of the 11% Senior Notes due 2002 and the 13-3/4% Subordinated Debentures due 2001. Existing holders of interests who, on the Effective Date, will receive 75% of the common stock of the parent company of Reorganized Reeves, would receive no distribution under a liquidation. It is assumed that the GECC debtor-in-possession financing would be sufficient to finance the working capital requirements of the RBI operating divisions until these divisions are sold.

     Conclusion

     In summary, the Debtor believes that a chapter 7 liquidation of the Debtor would result in a substantial diminution in the value to be realized by the Holders of Claims. The Debtor believes that the Holders of Claims other than the RBI claims would receive a lesser value in a liquidation of the Debtor under chapter 7 of the Bankruptcy Code than would be received in the Plan of Reorganization. The Holders of the 11% Senior Notes due 2002 and the 13-3/4% Subordinated Debentures due 2001 are expected to receive recoveries under the Plan in excess of that shown in a chapter 7 liquidation. Consequently, the Debtor believes that the Plan, which provides for the continuation of the Debtor's businesses, will provide a substantially greater ultimate return to Holders of Claims and Interests than would a chapter 7 liquidation.


Hypothetical Liquidation Analysis

                                   Estimated
                                   Claim               Percentage
Proceeds of Liquidation            Amount    Amount    Recovery
($ in millions)

Net liquidation proceeds           $137.0
(Note 1)

Less:  Amounts required for        (50.1)    100%
DIP Financing (Note 2)


Less:  Trustee, Professional       (12.0)    100%
Fees and other Chapter 7
Administrative costs (Note 3)

Overhead wind-down 7/1/98-         (2.0)     100%
12/31/98 (Note 4)

Other Priority and non-            Approx.
priority Unsecured Claims          $23.4     (23.4)    100%
of RBI (Note 5)                              ______


Liquidation Proceeds available               $49.5
for distribution to holders of               =====
RII Unsecured Claims (Note 6)

11% Senior Notes (Note 7)          $134.1    $49.5     37%
13-3/4% Subordinated               $11.9     $0        0%
Debentures (Note 8)                          _____

Total Distribution to Holders                $49.5
of Claims against RII                        =====

Distribution to Holders                           0    75% of RI
of Interests                                      =    new common
                                                       stock
                                                       subject to
                                                       dilution)

Comparison with Recoveries Under Plan - The Debtor is issuing new debt securities with a blended interest rate of approximately 12% and a face value of approximately $149 million, which is equal to the principal and accrued interest under its Old Senior Notes and Subordinated Debentures. In addition, the Bondholders are receiving 25% of the New Common Stock under the Plan on the Effective Date. Given the foregoing, the Debtor believes that the value of the securities issued under the Plan substantially exceeds the $49.5 million available to creditors of the Debtor on a liquidation. Further, in a liquidation, it is unlikely that the existing holder of equity interests, who pursuant to the Plan will retain 75% of RI Common Stock, would receive any distribution under the Plan.

     1. Includes assumed net proceeds from the sale of RBI operating divisions. The total proceeds assume that the RBI operating divisions would be sold at a discount from prior bids received by the Company as follows:
          RAM 40%, PBG- domestic 25%, and SpA 10%. Projected gross proceeds have been reduced by a 2% sales commission. Additionally, proceeds have been reduced by $2.0 million for stay bonuses for key division management positions and $0.5 million for severance pay to terminated employees.

     2. The amount required for the DIP Financing Facility was estimated assuming the projected loan balance of approximately $48.8 million at June 30, 1998 plus outstanding letters of credit for approximately $1.3 million.

     3. Trustee fees of $4.1 million are assumed to be 3 percent of the gross proceeds collected from the liquidation of the assets. Professional fees of $7.9 million are estimated for the Trustee's professionals, and any unsecured creditors' committee professionals, based on increased costs of a bankruptcy of a complex worldwide operating company such as RBI.

     4. Represents projected wind-down expenses to be incurred by the Company from July 1, 1998 - December 31, 1998.

     5. Other priority and non-priority unsecured claims represent management's best estimate of the total corporate expenses of RBI outstanding at the filing date (the assumption was made that the purchaser of each of the businesses would assume all assets and liabilities with the exception of corporate liabilities). Included in this amount are accounts payable and accrued expenses of approximately $12 million; $8.4 million for estimated equipment leases damages; and approximately $3.0 million in accrued franchise and state taxes payable.

     6. For the purposes of this analysis, it has been assumed that 100% of the 13-3/4% Subordinated Debentures are subordinated to the 11% Senior Notes. To the extent that some portion of the 13-3/4% Subordinated Debentures may be pari passu with the 11% Senior Notes, the distribution of proceeds and percentage recovery would change. Other unsecured claims of RII are assumed to be nominal.

     7.   The 11% Senior Notes due 2002 are assumed to aggregate
          $134.1 million (which represents $122.5 million in principal and approximately $11.6 million in outstanding accrued interest at November 21, 1997).

     8. The 13-3/4% Subordinated Debentures due 2001 are assumed to aggregate $11.9 million at January 15, 1998 (which represents $11.0 million in principal and approximately $0.9 million in outstanding accrued interest at November 21, 1997).